UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on agreement with Shell

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Rio de Janeiro, March 9, 2023 - Petróleo Brasileiro S.A. - Petrobras announces that its CEO Jean Paul Prates, and Wael Sawan, Shell´s CEO, signed today a Memorandum of Understanding, during CERAWeek, in Houston, in order to encourage discussion and collaboration between the companies. The companies will work together on identifying potential upstream opportunities, sharing experience and best practices on reducing carbon emissions, social and environmental initiatives. The agreement will last five years.

This non-binding agreement focuses on potential exploration opportunities in and beyond the pre-salt, including the Equatorial Margin. It also contemplates energy transition efforts, with an emphasis on renewables and Carbon Capture, Utilization and Storage (CCUS). On the environmental front, Petrobras and Shell aim to establish projects to preserve and restore biodiversity, with the goal of issuing credits to offset carbon emissions. In addition, the companies will also look to work together on social investment projects.

This partnership demonstrates that both companies appreciate there are strategic synergies in E&P projects that include decarbonization initiatives, which are important in transitioning to a low-carbon economy and it reinforces their intention to seek new opportunities together in Brazil and abroad. Committees with representatives from both companies will be set up to monitor the progress of the various studies and discussions.

“Being able to rely on partners, such as Shell, is vital for Petrobras’s future plans, because partners can add their strength to areas where the company is looking for profitable diversification, such as renewables and hydrogen. We will be looking to learn from the main players as we lead Petrobras towards a fair energy transition”, stressed Jean Paul Prates.

“As Shell celebrates our 110th anniversary of working in Brazil, this exciting agreement reinforces both the significance of the country within our global portfolio, and our strong partnership with Petrobras,” said Wael Sawan, Shell’s CEO.

Only after the conclusion of technical analyses by a multidisciplinary group, projects arising from the agreement will have official estimates of cost and return, necessary to be appreciated by internal approval instances in the future, according to the company's governance.

Technological Partnership

Petrobras and Shell have a long track record of working together on research and development into technology of mutual interest, having signed in 2020 a Strategic Technical Cooperation Agreement. Currently, Petrobras and Shell are working together on important assets in Brazil, like, Tupi, Sapinhoá, Mero, Atapu, among others.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer